QXO, INC.

Five American Lane

Greenwich, Connecticut 06831

May 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

Re:	QXO, Inc.

Registration Statement on Form S-4

File No. 333-295973

Request for Effectiveness

Dear Ms. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) filed by QXO, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on May 18, 2026, as amended, be accelerated to May 29, 2026 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, by calling Nickolas Bogdanovich or Stan Richards at (212) 373-3839 or (212) 373-3113, respectively.

If you have any questions regarding the foregoing, please contact Nickolas Bogdanovich or Stan Richards of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3839 or (212) 373-3113, respectively.

*****

Very truly yours,

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Chief Legal Officer